April 14, 2021

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File No. 333-253447

Dear Mr. Sutcliffe:

On February 24, 2021, the Registrant filed an information statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Catalyst Small Cap Insider Buying Fund (the “Target Fund”) into the Catalyst Insider Buying Fund (the “Survivor Fund” and collectively, the “Funds”), both of which are series of the Registrant. On March 22, 2021, Jason Cox provided accounting comments to the N-14 and, separately, you provided legal comments to the N-14. A response letter and amended N-14 were filed on April 9, 2021.

On April 13, 2021, you provided comments to the amended N-14 which referenced your previous comments from March 22, 2021. Please find below a summary of those comments and the Registrant’s responses, which it has authorized Thompson Hine LLP to make on its behalf. Additional disclosures appear italicized and deleted disclosures are struck through.

An amended N-14 is being filed contemporaneously with this filing and the Registrant seeks acceleration of its effectiveness.

Comment 1-1: Please ensure that the series and class identifiers for both Funds are properly listed on EDGAR in any subsequent amended filings. See Item 313(c) of Regulation S-T.

Response: The Registrant has added the appropriate class identifiers for the Target Fund on EDGAR.

Comment 4-1: Please ensure that the amended N-14 discusses the substance of the anticipated tax opinion pursuant to Staff Legal Bulleting 19 and discloses the fact that the tax opinion is non-waivable.

Response: The Registrant has amended its disclosures on page 8 to state the following:

Mr. Ryan Sutcliffe

April 14, 2021

Federal Tax Consequences

It is expected that the Reorganization itself will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, no gain or loss is expected to be recognized by the Funds as a direct result of the Reorganization. As a non-waivable condition to the Reorganization, the Trust will have received an opinion of counsel to the effect that the Reorganization should qualify as a tax-free reorganization for federal income tax purposes as defined by Section 368(a) of the Code.

The opinion of counsel will address that the Survivor Fund’s acquisition of the assets of the Target Fund in exchange solely for shares of the Survivor Fund, and the Survivor Fund’s assumption of the Target Fund’s liabilities, followed by the Target Fund’s distribution of Survivor Fund shares pro rata to Target Fund shareholders in exchange for their Target Fund shares should qualify as a “reorganization” under Section 368(a)(1) of the Code. It will address that under Section 1032(a) of the Code, no gain or loss should be recognized by the Survivor Fund upon the receipt of assets of the Target Fund and the assumption of the Target Fund’s liabilities. The opinion of counsel will further address that under the relevant sections of the Code, no gain or loss should be recognized by the Target Fund upon the transfer of the Target Fund’s assets to the Survivor Fund or the Survivor Fund’s assumption of the Target Fund’s liabilities, and no gain or loss should be recognized by the Target Fund’s shareholders upon their exchange of the Target Fund’s shares for the Survivor Fund’s shares.

The opinion of counsel is expected to conclude that the aggregate adjusted tax basis for the Survivor Fund shares received by each Target Fund shareholder should be the same as the aggregate adjusted tax basis of the Target Fund shares held by such shareholder immediately prior to the Reorganization, and that the holding period of the Survivor Fund shares received by each Target Fund shareholder should include the period during which the Target Fund shares exchanged were held by such shareholder. The opinion is likewise expected to conclude that the aggregate adjusted tax basis of the Target Fund’s assets acquired by the Survivor Fund should be the same as the aggregate adjusted tax basis of the Target Fund’s assets immediately prior to the Reorganization, and that the holding period of the Target Fund’s assets in the hands of the Survivor Fund should include the period during which those assets were held by the Target Fund.

The opinion of counsel is anticipated to state that the Survivor Fund should succeed to and take into account the items of the Target Fund described in Section 381(c) of

Mr. Ryan Sutcliffe

April 14, 2021

the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

The Registrant has amended its disclosures on page 22 to state the following:

Federal Income Taxes

The combination of the Target Fund and the Survivor Fund in the Reorganization is intended to qualify for federal income tax purposes as a separate tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a non-waivable condition of the closing of the Reorganization, the Trust will receive a legal opinion from Thompson Hine LLP to the effect that the Reorganization should be a tax-free reorganization. Accordingly , neither the Target Fund nor its shareholders should recognize gain or loss as a result of the Reorganization.

The opinion of counsel will address that the Survivor Fund’s acquisition of the assets of the Target Fund in exchange solely for shares of the Survivor Fund, and the Survivor Fund’s assumption of the Target Fund’s liabilities, followed by the Target Fund’s distribution of Survivor Fund shares pro rata to Target Fund shareholders in exchange for their Target Fund shares should qualify as a “reorganization” under Section 368(a)(1) of the Code. It will address that under Section 1032(a) of the Code, no gain or loss should be recognized by the Survivor Fund upon the receipt of assets of the Target Fund and the assumption of the Target Fund’s liabilities. The opinion of counsel will further address that under the relevant sections of the Code, no gain or loss should be recognized by the Target Fund upon the transfer of the Target Fund’s assets to the Survivor Fund or the Survivor Fund’s assumption of the Target Fund’s liabilities, and no gain or loss should be recognized by the Target Fund’s shareholders upon their exchange of the Target Fund’s shares for the Survivor Fund’s shares.

The opinion of counsel is expected to conclude that the aggregate adjusted tax basis for the Survivor Fund shares received by each Target Fund shareholder should be the same as the aggregate adjusted tax basis of the Target Fund shares held by such shareholder immediately prior to the Reorganization, and that the holding period of the Survivor Fund shares received by each Target Fund shareholder should include the period during which the Target Fund shares exchanged were held by such shareholder. The opinion is likewise expected to conclude that the aggregate adjusted tax basis of the Target Fund’s assets acquired by the Survivor Fund should be the same as the aggregate adjusted tax basis of the Target Fund’s assets immediately prior to the Reorganization, and that the holding period of the Target

Mr. Ryan Sutcliffe

April 14, 2021

Fund’s assets in the hands of the Survivor Fund should include the period during which those assets were held by the Target Fund.

The opinion of counsel is anticipated to state that the Survivor Fund should succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

The Agreement and Plan of Reorganization has been revised accordingly.

Comment 8-1: Please reorganize the disclosures in the amended N-14 so that the information disclosed in response to Item 3(c) of Form N-14 follows immediately after the information disclosed in response to Item 3(b) of Form N-14. The Fees and Expenses table should not interrupt the presentation of information.

Response: The Registrant has reorganized it disclosures in the amended N-14 accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser